Exhibit 12

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Six Months Ended June 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$988,372	$1,550,983	1,388,710	1,235,413	2,849,489	906,538
Distributions (less than) greater than equity in earnings of affiliates	4,255	2,622	5,343	4,970	1,012	294
Previously capitalized interest charged to earnings during period	9,286	18,923	29,743	27,180	20,803	13,490
Interest and expense on indebtedness, excluding capitalized interest	7,438	40,700	34,728	24,391	42,152	24,784
Interest portion of rentals*	22,659	50,756	50,355	38,452	30,618	14,551

Earnings before provision for taxes and fixed charges	$1,032,010	$1,663,984	1,508,879	1,330,406	2,944,074	959,657

Interest and expense on indebtedness, excluding capitalized interest	7,438	40,700	34,728	24,391	42,152	24,784
Capitalized interest	15,899	15,131	18,444	28,614	31,459	49,881
Interest portion of rentals*	22,659	50,756	50,355	38,452	30,618	14,551

Total fixed charges	$45,996	$106,587	103,527	91,457	104,229	89,216

Ratio of earnings to fixed charges	22.4	15.6	14.6	14.5	28.2	10.8

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.